SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 15, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on April 15, 2003.

PRESS RELEASE

Amsterdam, 15 April 2003

ING announces level of revaluation reserve at Annual General Meeting of Shareholders

At today’s Annual General Meeting of Shareholders, ING will announce the level of the revaluation reserve for equity investments. On Monday 14 April 2003, the revaluation reserve was approximately EUR 0.3 billion negative.

Should the stock markets show a further recovery in the course of 2003, the revaluation reserve may become positive again, offsetting a potential negative effect on the result for the year 2003. Ultimately, the level of the revaluation reserve on 31 December 2003 determines whether the result for the year 2003 will be affected.

ING also announces that the shareholders’ equity of ING Verzekeringen N.V. on 14 April 2003 was 63% above the legally required level. At the end of 2002, this surplus was 69%.

The financial results of ING Group for the first three months of 2003 will be published on 15 May 2003.

Press office: ING Group, Ward Snijders, 31 20 541 6522

SIGNATURE

                             Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  April 15, 2003